


03051719

) STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41606

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MHA Investments Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6215 West St. Joseph Highway
(No. and Street)

Lansing (City) Michigan (State) 48917 (Zip Code)

RECD S.E.C. AUG 28 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garry Macak 517-886-8281
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran PLLC
(Name – *if individual, state last, first, middle name*)

1111 Michigan Avenue (Address) East Lansing (City) Michigan (State) 48826 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 03 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Dickenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHA Investments Corporation, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen A Dickenson
Signature

Executive Vice President
Title

Susan J. Fernald
Notary Public

I am a notary in Eaton Co., Michigan. My commission expires 7-2-04.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHA Investments Corporation
(a wholly owned subsidiary of MHA Service Corporation)

Financial Report

With Additional Information

June 30, 2003

plante moran

MHA Investments Corporation

Contents

Report Letter 1

Financial Statements

Balance Sheet 2

Statement of Income 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Report Letter 8

Additional Information

Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission[1] 9

Report on Internal Controls 10-11

[1] At June 30, 2003 and 2002, there were no liabilities subordinated to claims of general creditors. Accordingly, such statement has been omitted from this report.



Plante & Moran, PLLC
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Independent Auditor's Report

To the Board of Directors
MHA Investments Corporation

We have audited the accompanying balance sheet of MHA Investments Corporation (a wholly owned subsidiary of MHA Service Corporation), as of June 30, 2003 and 2002, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MHA Investments Corporation, as of June 30, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

June 30, 2003
East Lansing, Michigan

MHA Investments Corporation

Balance Sheet

	June 30	
	2003	2002
Assets		
Cash	$ 440,343	$ 362,319
Accounts receivable	28,639	16,647
Certificate of deposit	19,814	19,469
Investments	7,325	9,800
Total assets	**$ 496,121**	**$ 408,235**
Liabilities and Stockholder's Equity		
Liabilities - Accounts payable	$ 66,500	$ 55,500
Stockholder's Equity		
Common stock - $1 par value:		
Authorized - 50,000 shares		
Issued and outstanding - 5,000 shares	5,000	5,000
Additional paid-in capital	145,000	145,000
Retained earnings	279,621	202,735
Total stockholder's equity	429,621	352,735
Total liabilities and stockholder's equity	**$ 496,121**	**$ 408,235**

MHA Investments Corporation

Statement of Income

	Year Ended June 30	
	2003	2002
Revenue		
Service fees	$ 31,043	$ 41,877
Commissions	173,105	132,919
Investment income	1,991	5,249
Total revenue	206,139	180,045
Expenses		
Purchased services	5,825	26,436
Other expenses	6,928	3,544
Total expenses	12,753	29,980
Income - Before income taxes	193,386	150,065
Income Taxes	66,500	51,000
Net Income	**$ 126,886**	**$ 99,065**

See Notes to Financial Statements.

MHA Investments Corporation

Statement of Stockholder's Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance - July 1, 2001	5,000	$ 5,000	$ 145,000	$ 173,670	$ 323,670
Net income	-	-	-	99,065	99,065
Dividends	-	-	-	(70,000)	(70,000)
Balance - June 30, 2002	5,000	5,000	145,000	202,735	352,735
Net income	-	-	-	126,886	126,886
Dividends	-	-	-	(50,000)	(50,000)
Balance - June 30, 2003	**5,000**	**$ 5,000**	**$ 145,000**	**$ 279,621**	**$ 429,621**

MHA Investments Corporation

Statement of Cash Flows

	Year Ended June 30	
	2003	2002
Cash Flows From Operating Activities		
Cash received from service fees	$ 37,050	$ 42,451
Cash received from commissions	155,105	128,919
Interest received	4,465	5,249
Cash paid to suppliers	(17,251)	(25,480)
Cash paid to MHA Service Corporation for federal income taxes	(51,000)	(52,000)
Net cash provided by operating activities (Note 3)	128,369	99,139
Cash Flows From Investing Activities		
Purchase of certificate of deposit and investments	(345)	(725)
Cash Flows From Financing Activities		
Dividends paid	(50,000)	(70,000)
Net Increase in Cash	78,024	28,414
Cash - Beginning of year	362,319	333,905
Cash - End of year	**$ 440,343**	**$ 362,319**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Organization - MHA Investments Corporation was incorporated in 1989 for the purpose of earning commissions on the sale of insurance and security products to eligible Michigan Health & Hospital Association member employees and related health care entities' employees under a tax-sheltered annuity program. Effective in March 1998, MHA Investments Corporation was approved by the Securities Exchange Commission as a Registered Investment Advisor. An enhanced pension product is being offered consistent with the registration. MHA Investments Corporation is a wholly owned subsidiary of MHA Service Corporation (Parent), which is a wholly owned subsidiary of Michigan Health & Hospital Association.

Basis of Accounting - MHA Investments Corporation maintains its accounting records and prepares its financial statements on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certificate of Deposit - The certificate of deposit is stated at fair value. The certificate of deposit is restricted in accordance with Section 202(d) of the Michigan Uniform Securities Act, 1964 PA 265, as amended and Rule 602.6(2)(d) promulgated thereunder.

Investments - Investments consist of common stock and stock warrants stated at estimated fair value.

Commissions - MHA Investments Corporation receives commission revenue under three arrangements. All commissions are based on a percentage of new deposits. Commission revenue is recognized when earned.

Administrative Costs - Administrative costs are paid by the Parent. By agreement between the two entities, MHA Investments Corporation is not required to reimburse the Parent for these costs.

Income Taxes - MHA Investments Corporation files a consolidated income tax return with its Parent. By agreement between the two entities, MHA Investments Corporation is required to pay the Parent currently the statutory federal tax on taxable income. Accounts payable at June 30, 2003 and 2002, includes amounts due to the Parent for such taxes of $66,500 and $55,500, respectively. There are no temporary differences resulting in deferred tax assets or liabilities at June 30, 2003 or 2002.

Note 2 - Net Capital Requirements

MHA Investments Corporation is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1. Also, MHA Investments Corporation may not release any equity capital that would cause the actual net capital to fall below 120 percent of the required minimum.

At June 30, 2003, MHA Investments Corporation had net capital of $381,449, which exceeds the required net capital of $5,000 by $376,449. MHA Investments Corporation's aggregate indebtedness to net capital ratio was .17 to 1 at June 30, 2003.

Note 3 - Cash Flows

A reconciliation of net income to net cash provided by operating activities is as follows:

	2003	2002
Net income	$ 126,886	$ 99,065
Adjustments to reconcile net income to net cash from operating activities:		
Change in net unrealized gains and losses on investment	2,475	-
Increase in accounts receivable	(11,992)	(3,426)
Increase in accounts payable	11,000	3,500
Net cash provided by operating activities	$ 128,369	$ 99,139

Additional Information



Plante & Moran, PLLC
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

To the Board of Directors
MHA Investments Corporation

We have audited the financial statements of MHA Investments Corporation (a wholly owned subsidiary of MHA Service Corporation) for the year ended June 30, 2003 and 2002. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under rule 15c 3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

June 30, 2003
East Lansing, Michigan



MHA Investments Corporation

Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission June 30, 2003

Computation of Net Capital	
Total stockholder's equity	$ 429,621
Nonallowable assets:	
Certificate of deposit	(19,814)
Stock warrants	(3,300)
Accounts receivable	(25,058)
Net Capital	381,449
Minimum Net Capital Requirement	(5,000)
Excess Net Capital	**$ 376,449**
Ratio of Aggregate Indebtedness to Net Capital	**.17 to 1**

NOTE: There are no differences between audited net capital above and net capital as reported on the FOCUS Report and as reported on Form X-17A-5, Part IIA filed as of August 13, 2003.

Report on Internal Controls

plante
moran

Plante & Moran, PLLC
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Report on Internal Controls

To the Board of Directors
MHA Investments Corporation

In planning and performing our audit of the financial statements of MHA Investments Corporation (a wholly owned subsidiary of MHA Service Corporation) for the year ended June 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission), we have made a study of the practices and procedures followed by MHA Investments Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the MHA Investments Corporation (1) in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the MHA Investments Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of MHA Investments Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which MHA Investments Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
MHA Investments Corporation

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that MHA Investments Corporation's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

August 13, 2003
East Lansing, Michigan